UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. )*

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
         13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          BERLINER COMMUNICATIONS, INC.
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                                (Name of Issuer)


                    Common Stock, par value $.00002 per share
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                         (Title of Class of Securities)

                                   08520T 10 0
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                                 (CUSIP Number)

                         Old Berliner Liquidating Trust
                              Nicholas Day, Trustee
                                97 Linden Avenue
                             Elmwood Park, NJ 07407
                               Tel: (201) 791-3200
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  April 6, 2009
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE
                                       13D
CUSIP NO. 08520T 10 0                                          Page 2 of 7 Pages
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(1)    Names of Reporting Persons
                                                  Old Berliner Liquidating Trust

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(2)    Check the appropriate Box                              (a)
       if a Member of a Group                                 (b)

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(3)    SEC Use Only

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(4)    Source of Funds
                                                              N/A
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(5)    Check Box if Disclosure of Legal                       |_|
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)

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(6)    Citizenship or Place of                                  Delaware
       Organization
--------------------------------------------------------------------------------

Number of Shares             (7)      Sole Voting Power       13,104,644
Beneficially Owned by Each
Reporting Person With        ---------------------------------------------------

                             (8)      Shared Voting                    0
                             ---------------------------------------------------

                             (9)      Sole Dispositive        13,104,644
                             ---------------------------------------------------

                             (10) Shared Dispositive
                                  Power                                0

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(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                       13,104,644

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(12)     Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares                  |_|

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(13)     Percent of Class Represented
         by Amount in Row 11                                       49.4%

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(14)     Type of Reporting Person
                                                                      OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                    SCHEDULE
                                       13D
CUSIP NO. 08520T 10 0                                          Page 3 of 7 Pages
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(1)    Names of Reporting Persons
                                                              Nicholas Day

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(2)    Check the appropriate Box                              (a)
       if a Member of a Group                                 (b)

--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds
                                                              N/A
--------------------------------------------------------------------------------
(5)    Check Box if Disclosure of Legal                       |_|
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)    Citizenship or Place of                                United States
       Organization
--------------------------------------------------------------------------------



Number of Shares             (7)      Sole Voting Power       13,104,644
Beneficially Owned by Each
Reporting Person With        ---------------------------------------------------

                             (8)      Shared Voting                    0
                             ---------------------------------------------------

                             (9)      Sole Dispositive        13,104,644
                             ---------------------------------------------------

                             (10) Shared Dispositive
                                  Power                                0

--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                       13,104,644

--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares                  |_|

--------------------------------------------------------------------------------

(13)     Percent of Class Represented
         by Amount in Row 11                                       49.4%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person
                                                                      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                    SCHEDULE
                                       13D
CUSIP NO. 08520T 10 0                                          Page 4 of 7 Pages
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(1)    Names of Reporting Persons
                                                              Richard Berliner

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(2)    Check the appropriate Box                              (a)
       if a Member of a Group                                 (b)

--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds
                                                              N/A
--------------------------------------------------------------------------------
(5)    Check Box if Disclosure of Legal
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)    Citizenship or Place of                                United States
       Organization
------------------------------------ -- ----------------------------------------

Number of Shares             (7)      Sole Voting Power       13,104,644
Beneficially Owned by Each
Reporting Person With        ---------------------------------------------------

                             (8)      Shared Voting                    0
                             ---------------------------------------------------

                             (9)      Sole Dispositive        13,104,644
                             ---------------------------------------------------

                             (10) Shared Dispositive
                                  Power                                0

--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                       13,104,644

--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares                  |_|

--------------------------------------------------------------------------------

(13)     Percent of Class Represented
         by Amount in Row 11                                       49.4%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person
                                                                      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                    SCHEDULE
                                       13D
CUSIP NO. 08520T 10 0                                          Page 5 of 7 Pages
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Item 1. Security and Issuer.

Name of Issuer:  Berliner Communications, Inc. (the "Company")

Address of Issuer's Principal Executive Offices:

                                97 Linden Avenue
                         Elmwood Park, New Jersey 07407

Security: Company common stock, par value $.00002 per share ("Shares")


Item 2. Identity and Background.

         This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: Old Berliner Liquidating Trust, a trust established under the laws of the State of Delaware (the "Trust"), Nicholas Day, a United States citizen ("Day") and Richard Berliner, a United States citizen ("Berliner") (together are the "Reporting Persons").

         The Trust was formed on March 23, 2009. It does not and will not engage in any business. Day is the sole trustee of the Trust and Berliner is the owner of 57.4% of the beneficial interests in the Trust. As such, Day and Berliner may be deemed to indirectly beneficially own the Shares beneficially owned by the Trust. The business address of each of the Reporting Persons is 97 Linden Avenue, Elmwood Park, New Jersey 07407.

         During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                    SCHEDULE
                                       13D
CUSIP NO. 08520T 10 0                                          Page 6 of 7 Pages
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Item 3. Source and Amount of Funds or Other Consideration.

            See response to Item 4 below.

Item 4. Purpose of the Transaction.

         Pursuant to an Agreement and Plan of Reorganization between Old Berliner, Inc. ("OBI") and the Company (the "Agreement"), OBI transferred substantially all of its assets to the Company in exchange for 13,104,644 shares of the Common Stock of the Company (the "Received Shares"), in a transaction intended to qualify as a "reorganization" within the meaning of Section 368(a)(1) of the Internal Revenue Code. Pursuant to the Agreement, OBI agreed that after the closing date it would not engage in any business and promptly dissolve the corporation and distribute its assets, including the Received Shares, to its shareholders. In order to fulfill its obligations to creditors (both fixed and contingent) and its obligations to distribute its assets, OBI distributed its assets, including the Received Shares, to the Trust. The Trust will hold the Received Shares until all fixed and contingent liabilities have been resolved and then distribute the Received Shares to the Trust beneficiaries. Each of the former shareholders of OBI has the same pro-rata interest in the Trust as such shareholder had in OBI prior to its dissolution.

Item 5.           Interest in Securities of the Issuer.

          (a) The Reporting Persons are deemed to beneficially own all 13,104,644 Shares, representing 49.4% of the outstanding Shares. This percentage is based on 26,515,732 Shares outstanding as of May 12, 2009, as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.

         (b) Day has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all 13,104,644 Shares.

         (c) None.

         (d) None.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         None.


Item 7. Material to be Filed as Exhibits.

         None.

                                    SCHEDULE
                                       13D
CUSIP NO. 08520T 10 0                                          Page 7 of 7 Pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 15, 2009


                                   Old Berliner Liquidating Trust


                                   By: /s/ Nicholas Day
                                       ------------------------------------
                                       Nicholas Day, Trustee



                                       /s/Nicholas Day
                                       ------------------------------------
                                       Nicholas Day


                                       /s/ Richard Berliner
                                       ------------------------------------
                                       Richard Berliner